FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2

Date of Material Change

November 26, 2007

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on November 26, 2007.

Item 4

Summary of Material Change

Gammon will issue ongoing monthly key performance indicator updates starting on December 17th, 2007 for October and November as the Company continues to successfully address various productivity challenges experienced in the second and third quarters. During the latter part of the third quarter, the Company launched numerous initiatives aimed at improving productivity and the positive impact of these initiatives began to gain traction in October. Management is very confident that material improvement will be achieved during the fourth quarter.

Item 5

Full Description of Material Change

Gammon Gold to Commence Monthly Updates

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS): Mr. Rene Marion, Chief Executive Officer of Gammon Gold, reported today: "I am very pleased to report that the operations team in Mexico continue to make significant progress, particularly at our flagship Ocampo mine, and that we are committed to providing our shareholders with ongoing updates on our progress starting on December 17th. We are confident that we will report progress of our operations which will clearly demonstrate that the Ocampo mine has started to turn the corner." Mr. Marion continued: "In fact, Management remains confident in achieving its fourth quarter production target of a 10-15% production improvement for Q4 that was provided during our recent Q3 conference call as well as a significant decrease in cash costs per ounce. With many more initiatives targeted for early to mid-2008, we anticipate that we will achieve continued improvements as we move forward into 2008."

Gammon will issue ongoing monthly key performance indicator updates starting on December 17th, 2007 for October and November as the Company continues to successfully address various productivity challenges experienced in the second and third quarters. During the latter part of the third quarter, the Company launched numerous initiatives aimed at improving productivity and the positive impact of these initiatives began to gain traction in October. Management is very confident that material improvement will be achieved during the fourth quarter.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director, Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

November 26, 2007